ACK Right Endeavors LLC
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash and cash equivalents	$ 11,661	$ 27,962
Accounts receivable	-	17,109
Total current assets	11,661	45,071
Computers	7,102	7,102
Machines	628,800	623,089
Accumulated Depreciation	(190,083)	(99,106)
Total fixed assets	445,819	531,085
Other assets	83,738	83,738
Intangible assets	189,611	189,611
Accumulated amortization	(32,656)	(20,015)
Total other assets	240,694	253,335
Total assets	$ 698,174	$ 829,491
LIABILITIES AND MEMBERS'EQUITY		
Credit card payable	$ 5,617	$ 4,271
California Department of Tax and Fee Administration Payable	2,625	1,404
Accounts Payable	-	28,315
Officer's loan payable	41,326	-
Total current liabilities	49,568	33,990
Long-term convertible debt	12,302	-
Total liabilities	61,870	33,990
Commitments and contingencies	-	-
Members' capital	1,430,000	1,430,000
Accumulated deficit	(793,696)	(634,499)
Total members' equity	636,304	795,501
Total liabilities and members' equity	$ 698,174	$ 829,492